SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Money4Gold Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60936N102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60936N102	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Republic Metals Corp.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 10,000,000
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER
PERSON WITH	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of common stock

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%

12		TYPE OF REPORTING PERSON* CO-Corporation

CUSIP No. 60936N102	13G	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason Rubin

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 10,000,000
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER
PERSON WITH	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of common stock indirectly through Republic Metals Corp.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%

12		TYPE OF REPORTING PERSON* IN - Individual

CUSIP No. 60936N102	13G	Page 4 of 5 Pages

Item 1.

(a)	Name of Issuer: Money4Gold Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432

Item 2.

(a)	Name of Person Filing: (1) Republic Metals Corp. (2) Jason Rubin
(b)	Address of Principal Business Office or, if none, Residence: 12900 NW 38th Avenue, Miami, Florida 33054
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 60936N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page(s) as to each reporting person. The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2008. This Schedule 13G does not reflect transfers subsequent to December 31, 2008, which are reflected on www.sec.gov.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 60936N102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

On Behalf of Republic Metals Corp.

/s/ JASON RUBIN
Signature

Jason Rubin
Vice President

/s/ JASON RUBIN
Signature

Jason Rubin
Name

G:\Money4Gold\SEC\Schedule 13G\Republic - Rubin - 2009.doc